UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

               Under the Securities Act of 1934 (Amendment No.3)*

                           Paramark Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   699163 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Alan S. Gottlich
                         c/o Paramark Enterprises, Inc.
                                One Harmon Plaza
                           Secaucus, New Jersey 07094
                                 (201) 422-0910
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                November 17, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  699163 10 1                13D                          Page 2 of 13

1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Alan S. Gottlich
         ###-##-####
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    375,589 (1) (3)
BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    368,389 (2)
EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    375,589 (1) (3)
WITH                                         10     SHARED DISPOSITIVE POWER
                                                    368,389 (2)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         743,978
12       CHECK IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         18.1%
14       TYPE OF REPORTING PERSON (See Instructions)
         IN
-----------------------------------

(1)  Includes 150,874 shares held by Mr. Gottlich's wife.

(2)  Includes  368,389  shares held by the  Charles N.  Loccisano  Trust  f/b/o/
     Michael Loccisano and the Charles N. Loccisano Trust f/b/o/ Marisa Loccisano. Mr. Gottlich is a co-trustee of the Trusts.

(3) Includes 188,250 shares subject to options exercisable within the next 60 days.

CUSIP NO.  699163 10 1                 13D                         Page 3 of 13

1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Lorraine S. Gottlich
         ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    150,874
BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    0
EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    150,874
WITH                                         10     SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         150,874

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         3.7%

14       TYPE OF REPORTING PERSON (See Instructions)
         IN

CUSIP NO.  699163 10 1                13D                          Page 4 of 13

1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Saul Feiger
         ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    40,096
BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    368,389 (1)
EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    40,096
WITH                                         10     SHARED DISPOSITIVE POWER
                                                    368,389 (1)

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         408,485

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         9.9%

14       TYPE OF REPORTING PERSON (See Instructions)
         IN

(1)  Includes  368,389  shares held by the  Charles N.  Loccisano  Trust  f/b/o/
     Michael Loccisano and the Charles N. Loccisano Trust f/b/o/ Marisa Loccisano. Mr. Feiger is a co-trustee of the Trusts.

CUSIP NO.  699163 10 1                 13D                          Page 5 of 13

1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles N. Loccisano
         ###-##-####

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)
         PF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA

NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    1,376,660 (1) (2)
BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    0
EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    1,376,660 (1) (2)
WITH                                         10     SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,376,660

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         33.5%

14       TYPE OF REPORTING PERSON (See Instructions)
         IN

(1)  Excludes  368,389  shares held by the  Charles N.  Loccisano  Trust  f/b/o/
     Michael Loccisano and the Charles N. Loccisano Trust f/b/o/ Marisa Loccisano, of which Mr. Loccisano is a settlor. Mr. Loccisano has no voting or dispositive power over these shares.

(2) Includes 313,125 shares subject to options exercisable within the next 60 days.

CUSIP NO.  699163 10 1                13D                          Page 6 of 13

1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano 22-6568468

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New Jersey

NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    184,195
BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    0
EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    184,195
WITH                                         10     SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         184,195

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.5%

14       TYPE OF REPORTING PERSON (See Instructions)
         OO

CUSIP NO.  699163 10 1                13D                          Page 7 of 13

1 NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano 22-6568466

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
         (a)
         (b) X

3        SEC USE ONLY


4        SOURCE OF FUNDS (See Instructions)

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         New Jersey

NUMBER OF SHARES                             7      SOLE VOTING POWER
                                                    184,195
BENEFICIALLY OWNED BY                        8      SHARED VOTING POWER
                                                    0
EACH REPORTING PERSON                        9      SOLE DISPOSITIVE POWER
                                                    184,195
WITH                                         10     SHARED DISPOSITIVE POWER
                                                    0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         184,195

12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES (See Instructions)
         X

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.5%

14       TYPE OF REPORTING PERSON (See Instructions)
         OO

1. Security and Issuer.

     This Amendment No. 3 to the Schedule 13D previosely filed on June 25, 1998 (the "Amendment No. 3") relates to the common stock , par value $.01 per share ("Common Stock"), of Paramark Enterprises, Inc., a Delaware corporation (the "Issuer" or the "Company"). The address of the Issuer's principal executive offices is One Harmon Plaza, Secaucus, New Jersey 07094.

2. Identity and Background.

     (a) Name. This Amendment No. 3 is being filed by each reporting person ("Reporting Person") as follows:

        Alan S. Gottlich
        Lorraine S. Gottlich
        Saul Feiger
        Charles N. Loccisano
        Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano

     The filing of this Amendment No. 3 shall not be construed as an admission that Alan S. Gottlich, Lorraine S. Gottlich, Saul Feiger Charles N. Loccisano, Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano, or Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano are, for the purposes of
Section 13(d) or 13 (g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Amendment No. 3 or that this schedule is required to be filed by such person.

     (b) Business Address. The business address for each Reporting Person, other than Saul Feiger and Lorraine Gottlich, is c/o Paramark Enterprises, Inc., One Harmon Plaza, Secaucus, New Jersey 07094. Saul Feiger's business address is
152-18 Union Turnpike, Kew Garden Hills, New York 11367. Lorraine Gottlich's residence address is 8 Edward Court, Tenafly, New Jersey 07670.

     (c) Present Principle Occupation or Employment. Alan Gottlich is President and Chief Financial Officer of the Issuer, Charles N. Loccisano is Chairman and Chief Executive Officer of the Issuer, Lorraine Gottlich is a housewife, and Saul Feiger is a practicing attorney.

     (d) Criminal Convictions. In November 1999, Mr. Loccisano voluntarily pled guilty to one count of a misdemeanor for making false statements to the United States Department of Housing and Urban Development (HUD). This plea was the result of his activities as a principal and officer of Harmon/Envicon Associates, a national real estate syndication company, during the period of June 1991 through December 1992. In November 1999, Mr. Gottlich voluntarily pled guilty to one count of a misdemeanor for making false statements to HUD. This plea was the result of his activities as an employee of Harmon/Envicon Associates, a national real estate syndication company, during the period of June 1991 through December 1992.

     (e) Court or Administrative Proceedings. During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Citizenship. Alan S. Gottlich, Lorraine S. Gottlich, Saul Feiger and Charles N. Loccisano are citizens of the United States of America. The Charles
N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano were organized under the laws of the State of New Jersey.

3. Source and Amounts of Funds and Other Consideration.

     In addition to the other transactions disclosed in prior Statements, the following transactions were effected since the last filing.

     In August 2000, Charles Loccisano provided the Company with a loan of $150,000. The loan provided for a term of one year and provided for interest in the amount of 5% per annum. The Company granted Mr. Loccisano 50,000 unregistered shares of common stock as additional consideration for providing this loan. This loan was provided to the Company with personal funds.

     In September 2000, Charles Loccisano provided the Company with a credit line in the amount of $150,000. The credit line provided for a term of one year and provided for interest in the amount of 5% per annum. The Company granted Mr. Loccisano 150,000 unregistered shares of common stock as additional consideration for providing this loan. This loan was provided to the Company with personal funds.

4. Purpose of Transaction.

     The acquisition of the shares of Common Stock of Issuer by the Reporting Persons are for investment purposes. The Reporting Persons may, from time to time, depending upon market conditions and other investment considerations, purchase additional shares or dispose of shares of the Company's Common Stock.

     As Chairman of the Board and President of the Company, Messrs. Loccisano and Gottlich, regularly explore potential actions and transactions which may be advantageous to the Company, including mergers, asset sales, acquisitions, reorganizations, debt and equity financings, or other material changes in the business, corporate structure, management, policies, governing instruments, securities or regulatory reporting obligations of the Company.

     As described in further detail in the Company's definitive proxy materials filed with the SEC on November 14, 2000. As members of the Board of Directors of the Company, Messrs. Loccisano and Gottlich submitted the following to a vote of stockholders:

         1. a proposal to sell substantially all of the operating assets of the Company to Rich Products Manufacturing Corporation ("Rich Products") pursuant to the terms and conditions set forth in the Asset Purchase Agreement dated October 9, 2000 between Rich Products and the Company.

         2. a proposal to sell the Company's remaining operating assets to Brooks Street Companies, Inc. ("Brooks Street") Pursuant to the terms and conditions in the Asset Purcgase and Sale Agreement dated October 9, 2000 between Brooks Street and the Company.

         3. A proposal to liquidate the Company pursuant to the provisions of the Plan of Liquidation approved by the Company's Board of Directors. If the Plan of Liquidation is approved by the Company's stockholders, the Board of Directors intends to take action to terminate the Company's registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

     The Company also disclosed that it intends to pursue various strategic options available to the Company, including the possible sale of the public shell. No assurance can be given as to whether any strategic option will be available to the Company on terms that will be beneficial to the company's stockholders. As a result, the Board of Director's reserves the right to terminate or abandon the Plan of Liquidation after the approval of stockholders as permitted by the Delaware General Corporation Law.

     Messrs. Loccisano, Gottlich and Feiger intend to vote their shares in favor of the transactions described above.

     Except as previously noted with respect to Messrs. Loccisano and Gottlich, the Reporting Persons have no present plans or proposals which relate to or would result in any of the following:

         (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer.

         (b) an extraordinary corporate transaction, such as a merger or reorganization, involving the Issuer or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the directors or to fill any existing vacancies of the board;

         (e) any material change in the present capitalization or dividend policy of the Issuer;

         (f) any other material change in the Issuer's business or corporate structure;

         (g)   changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of eligible equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

         (j) any action similar to those enumerated above.

5. Interest in Securities of the Issuer.

     (a) As of the date hereof, Alan Gottlich may be deemed to be the beneficial owner of 743,978 shares of Issuer's Common Stock, which represents 18.1% of Issuer's outstanding Common Stock, Lorraine Gottlich may be deemed to be the beneficial owner of 150,874 shares of Issuer's Common Stock, which represents 3.7% of Issuer's outstanding Common Stock, Saul Feiger may be deemed to be the beneficial owner of 408,485 shares of Issuer's Common Stock, which represents 9.9% of Issuer's outstanding Common Stock, Charles N. Loccisano may be deemed to be the beneficial owner of 1,376,660 shares of Issuer's Common Stock, which represents 33.5% of Issuer's outstanding Common Stock, Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano may be deemed to be the beneficial owner of 184,195 shares of Issuer's Common Stock, which represents 4.5% of Issuer's outstanding Common Stock, and Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano may be deemed to be the beneficial owner of 184,195 shares of Issuer's Common Stock, which represents 4.5% of Issuer's outstanding Common Stock .

     (b) Alan Gottlich may be deemed to be the beneficial owner of 743,978 shares of Issuer's Common Stock, of which Mr. Gottlich has sole voting and dispositive power for 375,589 shares, which includes 150,874 shares held by Mr. Gottlich's wife, and 188,250 shares subject to options exercisable within the next 60 days, and shared voting and dispositive power for 368,389 shares held by the Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano of which Mr. Gottlich is a co-trustee.

     Lorraine Gottlich may be deemed to be the beneficial owner with sole voting and dispositive power of 150,874 shares of Issuer's Common Stock held by her.

     Saul Feiger may be deemed to be the beneficial owner of 408,485 shares of Issuer's Common Stock, of which Mr. Feiger has sole voting and dispositive power for 40,096 shares, and shared voting and dispositive power for 368,389 shares held by the Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano of which Mr. Feiger is a co-trustee.

     Charles N. Loccisano may be deemed to be the beneficial owner with sole voting and dispositive power of 1,376,660 shares of Issuer's Common Stock, which includes 313,125 shares subject to options exercisable within the next 60 days. Mr. Loccisano expressly disclaims beneficial ownership with respect to 368,389 shares held by the Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano and the Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano of which Mr. Loccisano is settlor and over which neither Mr. Loccisano or his children, who are the beneficiaries of such trusts, have voting or dispositive power.

     The Charles N. Loccisano Irrevocable Trust f/b/o/ Michael Loccisano may be deemed to be the beneficial owner with sole voting and dispositive power of 184,195 shares of Issuer's Common Stock held by it. As trustees of this trust, Messers. Gottlich and Feiger have shared voting and dispositive power over the Trust's shares.

     The Charles N. Loccisano Irrevocable Trust f/b/o/ Marisa Loccisano may be deemed to be the beneficial owner with sole voting and dispositive power of 184,195 shares of Issuer's Common Stock held by it. As trustees of this trust, Messers. Gottlich and Feiger have shared voting and dispositive power over the Trust's shares.

         (c) Except as described in Item 3 above, none of the Reporting Persons own beneficially any shares of Common Stock of Issuer or have effected any transaction in shares of Common Stock of Issuer during the 60 days preceding the date of this Amendment No. 3.

         (d) Except as set forth in the Trust Agreements, no person other than the Reporting Persons are known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by them.

         (e) Not applicable.

6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as indicated elsewhere in this Statement, the Reporting Persons are not a party to any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer other than the Trust Agreements, including by not limited to, the transfer or voting of any of the Issuer's securities, finder's fees, joint ventures, loan or option arrangements puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

7. Material to be Filed as Exhibits:

         Exhibit 1:        Agreement regarding joint filing.

                                   Signatures





         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  November 17, 2000       /s/  Alan Gottlich
                                    Alan S. Gottlich


Date:  November 17, 2000       /s/  Lorraine Gottlich
                                    Lorraine S. Gottlich


Date:  November 17, 2000       /s/  Charles Loccisano
                                    Charles N. Loccisano


Date:  November 17, 2000       /s/  Saul Feiger
                                    Saul Feiger



Date:  November 17, 2000            Charles N Loccisano Irrevocable Trust
                                    F/B/O/ Michael Loccisano


                                    By: /s/  Alan Gottlich
                                        ------------------------------
                                        Alan S. Gottlich, Trustee



Date:  November 17, 2000            Charles N Loccisano Irrevocable Trust
                                    F/B/O/ Marisa Loccisano


                                    By:   /s/  Alan Gottlich
                                       -----------------------------------
                                    Alan S. Gottlich, Trustee